UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 205449

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                All American Communications, Inc.
          ----------------------------------------------
                         (Name of Issuer)

              Common Stock and Class B Common Stock
          ----------------------------------------------
                  (Title of Class of Securities)

                 016480105, 016480204, 016480402
               -----------------------------------
                          (CUSIP Number)

                       Nicholas J. Camera,
          Vice President, General Counsel and Secretary
            The Interpublic Group of Companies, Inc.
                   1271 Avenue of the Americas
                       New York, NY 10022
                       Tel: (212) 399-8000
  -------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 27, 1997
   -----------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-7.)

                           SCHEDULE 13D

CUSIP No. 016480105, 016480204, 016480402

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1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Interpublic Group of Companies, Inc.
         13-1024020
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
                                                       (b) [ X ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS

         N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                          [   ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                 7    SOLE VOTING POWER
                         580,000 Common Stock
NUMBER OF                2,470,000 Class B Common Stock
SHARES           ---------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                  -0-
EACH             ---------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                   580,000 Common Stock
WITH                     2,470,000 Class B Common Stock
                 ---------------------------------------------------
                 10   SHARE DISPOSITIVE POWER
                          -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         580,000 Common Stock
         2,470,000 Class B Common Stock
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                          [   ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.17% Common Stock
         47.97% Class B Common Stock
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14  TYPE OF REPORTING PERSON

         CO
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


           This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on August 12, 1994 of The
Interpublic Group of Companies, Inc., a Delaware corporation.

Item 1.  Security and Issuer.

           The securities to which this statement relates is the Common Stock, par value $.0001 per share (the "Common Stock") and the Class B Common Stock, par value $.0001 per share (the "Class B Common Stock") of All American Communications, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 808 Wilshire Boulevard, Santa Monica, California 90401-1810.

Item 2.  Identity and Background.

           The Schedule 13D is filed by The Interpublic Group of Companies, Inc., a Delaware corporation (the "Reporting Person"), whose principal executive offices are located at 1271 Avenue of the Americas, New York, New York 10020. The principal business of the Reporting Person is advertising and communications.

           Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning each executive officer and director of the Reporting Person.

           The executive officers and directors of the Reporting Person are: Eugene P. Beard (Vice Chairman-Finance and Operations, Chief Financial Officer), Frank J. Borelli (director), Reginald K. Brack (director), Nicholas J. Camera (Vice President, General Counsel and Secretary), Jill M. Considine (director), John J. Dooner, Jr. (director and Chairman and Chief Executive Officer of McCann-Erickson Worldwide), Philip H. Geier, Jr. (Chairman of the Board and Chief Executive Officer), C. Kent Kroeber (Senior Vice President-Human Resources), Barry Linsky (Senior Vice President-Planning and Business Development), Frank B. Lowe (director and Chairman of The Lowe Group), Leif H. Olsen (director), Martin F. Puris (director and Chairman, Chief Executive Officer and Chief Creative Officer of Ammirati Puris Lintas Worldwide), Allen Questrom (director), J. Phillip Samper (director), Joseph Studley (Vice President and Controller) and Thomas Volpe (Senior Vice President-Financial Operations), each of whom is a natural person. Each of the above-referenced persons is a citizen of the United States.

           Eugene P. Beard has his business address at 1271 Avenue of the Americas, New York, New York 10020. Mr. Beard's principal occupation is as a director and Vice Chairman-Finance and Operations and Chief Financial Officer of the Reporting Person.

           Frank J. Borelli has his business address at 1166 Avenue of the Americas, New York, New York 10036. Mr. Borelli's principal occupation is as Senior Vice President and Chief Financial
Officer of Marsh & McLennan Companies, Inc.

           Reginald K. Brack has his business address at 1271 Avenue of the Americas, New York, New York 10020. Mr. Brack's principal occupation is as Chairman of Time Inc.

           Nicholas J. Camera has his business address at 1271
Avenue of the Americas, New York, New York 10020. Mr. Camera's principal occupation is as Vice President, General Counsel and Secretary of the Reporting Person.


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


           Jill M. Considine has her business address at 100
Broad Street, New York, New York 10004. Ms. Considine's principal occupation is as President of the New York Clearing House
Association. The New York Clearing House Association is a private payments system, clearing interbank payments and checks.

           John J. Dooner, Jr. has his business address at 750
Third Avenue, New York, New York 10017. Mr. Dooner's principal occupation is as Chairman and Chief Executive Officer of McCann-Erickson Worldwide.

           Philip H. Geier, Jr. has his business address at 1271
Avenue of the Americas, New York, New York 10020. Mr. Geier's principal occupation is as Chairman of the Board and Chief Executive Officer of the Reporting Person.

           C. Kent Kroeber has his business address at 1271 Avenue of the Americas, New York, New York 10020. Mr. Kroeber's principal occupation is as Senior Vice President-Human Resources of the Reporting Person.

           Barry Linsky has his business address at 1271 Avenue of the Americas, New York, New York 10020. Mr Linsky's principal occupation is as Senior Vice President-Planning and Business
Development of the Reporting Person.

           Frank B. Lowe has his business address at 1114 Avenue of the Americas, New York, New York 10036-7796. Mr. Lowe's principal occupation is as Chairman of The Lowe Group.

           Leif H. Olsen has his business address at 39 Locust
Avenue, Suite 301, New Canaan, Connecticut 06840. Mr. Olsen's principal occupation is as President of Leif H. Olsen Investments, Inc., economic consultants and financial managers.

           Martin F. Puris has his business address at One Dag
Hammersjkold Plaza, New York, New York 10017. Mr. Puris's principal occupation is as Chairman, Chief Executive Officer and Chief Creative Officer of Ammirati Puris Lintas Worldwide.

           Allen Questrom has his business address at 151 West
34th Street, New York, New York 10001. Mr. Questrom's principal occupation is as Chairman and Chief Executive Officer of Federated Department Stores, Inc.

           J. Phillip Samper has his business address at 1225 La Salle Avenue, Minneapolis, Minnesota 55403. Mr. Samper's principal occupation is as Chairman, Chief Executive Officer and President of Quadlux, Inc.

           Joseph Studley has his business address at 1271 Avenue of the Americas, New York, New York 10020. Mr. Studley's principal occupation is as Vice President and Controller of the Reporting
Person.

           Thomas Volpe has his business address at 1271 Avenue of the Americas, New York, New York 10020. Mr. Volpe's principal occupation is as Senior Vice President-Financial Operations of the Reporting Person.

           During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the best of its knowledge, none of such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           Not applicable.

Item 4.  Purpose of Transaction.

           All Shares owned by the Reporting Person are being tendered pursuant to a lock-up agreement, a copy of which is attached as Exhibit 6 hereto, entered into in connection with a Tender Offer to purchase all Shares of the Issuer made by Pearson Merger Company, Inc., a wholly-owned subsidiary of Pearson plc.

Item 5.  Interest in Securities of the Issuer.

           (a)-(b) The Reporting Person beneficially owns 580,000 Shares of Common Stock, representing approximately 8.17% of the outstanding Common Stock of the Issuer, and 2,470,000 Shares of Class B Common Stock, representing 47.97% of the outstanding Class B Common Stock of the Issuer. The Reporting Person has sole power to vote and dispose of all of the Shares of Common Stock and Class B Common Stock beneficially owned by it.

           (c)  None.

           (d)  None.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The Reporting Person has entered into an agreement to tender and an agreement to vote and grant of proxy which are more fully described in the Stockholders Agreement, a copy of which is attached as Exhibit 6 hereto.


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


Item 7.  Material to Be Filed as Exhibits.

Exhibit 6 -- Stockholders Agreement, dated as of October 1,
             1997, by and among Pearson plc, Pearson Merger
             Company, Inc. and the Stockholders named on Exhibit A thereto.


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


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    October 27, 1997                  /s/ Nicholas J. Camera
------------------------           --------------------------------
        Date                                  Signature

                                     Vice President, General
                                     Counsel and Secretary
                                   --------------------------------
                                               Name/Title


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


                          Exhibit Index
                          -------------

Exhibit 6 -- Stockholders Agreement, dated as of October 1,
             1997, by and among Pearson plc, Pearson Merger
             Company, Inc. and the Stockholders named on Exhibit A thereto.


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